Exhibit 12.2

Brandywine Operating Partnership, L.P.

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	For the years ended December 31,
	2016	2015	2014	2013	2012

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$52,004	$(29,929)	$6,814	$35,318	$(40,050)
Distributed income of equity investees	622	1,223	1,164	1,650	1,224
Amortization of capitalized interest	4,899	4,277	3,840	3,557	3,538
Fixed charges - per below	101,574	129,307	138,007	132,146	147,077
Less:
Capitalized interest	(12,835)	(12,150)	(6,803)	(3,137)	(2,560)

Earnings before fixed charges	$146,264	$92,728	$143,022	$169,534	$109,229

Fixed charges:
Interest expense from continuing operations (including amortization)	$88,083	$116,511	$130,621	$127,585	$142,982
Capitalized interest	12,835	12,150	6,803	3,137	2,560
Ground leases and other	656	646	583	1,424	1,535

Total Fixed Charges	$101,574	$129,307	$138,007	$132,146	$147,077

Ratio of earnings to combined fixed charges	1.44	(a)	1.04	1.28	(a)

(a)

Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $36,579 for the year ended December 31, 2015 and $37,848 for the year ended December 31, 2012 to achieve a coverage ratio of 1:1.